MORGAN STANLEY NEW YORK MUNICIPAL MONEY MARKET TRUST

1221 Avenue of the Americas

New York, NY 10020

April 26, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:               Larry Greene, Division of Investment Management

Re:                             Morgan Stanley New York Municipal Money Market Trust

(File Nos. 33-32763 and 811-5987)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley New York Municipal Money Market Trust (the “Fund”) filed with the Securities and Exchange Commission on February 23, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 22 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 26, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1. This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

Comment 2.	Please indicate whether the Fund is current with its 40-17G filings.

Response 2. The Fund is current with such filings.

Comment 3.	In the Edgar filing, the AA Sweep Class is listed as the Sweep Class. Please revise.

Response 3. The requested revision has been made where appropriate.

COMMENTS TO THE PROSPECTUS

Comment 4.	Please confirm that there is applicable disclosure regarding the Fund’s investments in tender option bonds and custodial receipts in the “Principal Investment Strategies” section of the prospectus.

Response 4. Disclosure regarding the Fund’s investments in tender option bonds and custodial receipts is currently included in the referenced section.

Comment 5.	In the first paragraph of the “Fees and Expenses” section of the prospectus, please move the third sentence to the beginning of the paragraph.

Response 5. The requested revision has been made.

Comment 6.	In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 6.   We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENTS TO THE SAI

Comment 7.

In connection with the Fund’s investment in when-issued and delayed delivery securities and forward commitments, please confirm appropriate use of “segregating assets” and inclusion of applicable disclosure.

Response 7. The referenced disclosure is contained in the subsection entitled “When-Issued and Delayed Delivery Securities and Forward Commitments” in the SAI.

Comment 8.

With regard to non-fundamental investment restriction number 2, add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 8. The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fee table.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6810.  Thank you.

Sincerely,

/s/ Eric Griffith

Eric Griffith